SUB-ITEM 77D: Policies with respect to security investments

          Effective May 31, 2002, the Fund's investment policy was changed to reflect a change in law, as follows:

          Under normal market conditions, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of issuers in financial services industries from at least three countries, including the U.S.

          The Fund may invest up to 20% of its net assets in debt securities.

          The Fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors to become effective upon at least 60 days' notice to shareholders prior to any such change.